FRANKLIN TEMPLETON INVESTMENTS

One Franklin Parkway

San Mateo, California 94403-1906

April 30, 2013

Filed via EDGAR (CIK #0001124459)

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:  Franklin Global Trust (Registrant)

File Nos. 333-46996 and 811-10157

Ladies and Gentlemen:

On behalf of above-referenced Registrant and pursuant to Rule 477(a) under the Securities Act of 1933, as amended, to submit to the U.S. Securities and Exchange Commission this application for withdrawal of the post-effective Amendment No. 29 to the Registrant's Registration Statement on Form N-1A filed with the Commission on April 29, 2013 at 5:16 p.m. Eastern time pursuant to Rule 485(b) under 1933 Act (Accession No. 00001379491-13-000306) (Amendment). The amendment should have only included the following Funds of the Registrant: Franklin Global Real Estate Fund, Franklin International Growth Fund and Franklin International Small Cap Growth Fund.

Therefore, the Registrant respectfully submits this application for withdrawal of Registrant’s Amendment (Accession No. 0001379491-13-000306) filed under the EDGAR submission type 485BPOS.

If you have any questions, please contact me at (650) 312-5651.

Sincerely,

FRANKLIN GLOBAL TRUST

/s/KAREN L. SKIDMORE

Karen L. Skidmore

Vice President and Secretary